Exhibit 1

P R E S S   R E L E A S E

Company Contacts		IR Agency Contact
Nachum Falek,	Shirley Nakar,	Erik Knettel,
VP Finance & CFO	Director, Investor Relations	The Global Consulting Group
AudioCodes	AudioCodes	Tel: +1-646-284-9415
Tel: +972-3-976-4000	Tel: +972-3-976-4000	eknettel@hfgcg.com
nachum@audiocodes.com	shirley.nakar@audiocodes.com

AudioCodes Reports First Quarter 2007 Results

Revenues Rise 16.6% Year-over-Year to $36.5 Million

Lod, Israel – April 30, 2007 – AudioCodes (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the first quarter ended March 31, 2007. Revenues for the first quarter were $36.5 million compared to $42.6 million for the quarter ended December 31, 2006 and $31.3 million for the quarter ended March 31, 2006. First quarter revenues decreased 14.2% compared to the quarter ended December 31, 2006 and increased 16.6% compared to the first quarter of 2006. GAAP net loss was $2.4 million, or $0.06 per diluted share, for the first quarter of 2007 compared to GAAP net income of $671 thousand, or $0.02 per diluted share, for the fourth quarter of 2006 and GAAP net income of $2.3 million, or $0.05 per diluted share, for the corresponding period last year.

Non-GAAP net income was $506 thousand, or $0.01 per diluted share, in the first quarter of 2007 compared to $3.6 million, or $0.08 per diluted share, in the fourth quarter of 2006 and $4.3 million or $0.10 per diluted share, in the first quarter of 2006. Non-GAAP net income excludes stock-based compensation and amortization expenses related to the Nuera and Netrake acquisitions. Information with respect to stock-based compensation and amortization expenses for the first quarter of 2007 and 2006 is included in a table setting forth non-GAAP information that accompanies the condensed financial statements in this release.

Cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes were $132.6 million as of March 31, 2007 compared to $133.6 million as of December 31, 2006 and $227.6 million as of March 31, 2006.

“The first quarter results were lower than originally anticipated. Our first quarter results were impacted by weakness in our APAC and Israel sales and weaker than expected performance by our recent acquisitions and our Blades Business Line sales,” stated Shabtai Adlersberg, President, Chairman and CEO of AudioCodes. “At the same time, we are pleased to report that our Networking Business demonstrated good progress with several important design-wins in the quarter,” added Mr. Adlersberg. “We have begun to implement corrective measures to strengthen our sales activities in the APAC region and the business lines exhibiting weaker than expected performance. In addition, we have taken steps to bring our expenses in line with the lower anticipated revenues for 2007. These steps are intended to trim expenses and restore growth to allow the return to higher profitability in the second half of 2007 and beyond. While we are disappointed with our results in the first quarter, we remain confident in our business fundamentals and potential as well as our ability to grow in 2007 and beyond,” concluded Mr. Adlersberg.

Conference Call & Webcast Information

AudioCodes will conduct a conference call on Tuesday, May 1, 2007 to discuss the first quarter 2007 financial results, which will be simultaneously Webcast at 9:00 A.M. Eastern Time. Investors are invited to listen to the call live via Webcast at the investor relations section of the AudioCodes corporate Website at www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NASDAQ: AUDC), Your Gateway to VoIP, provides innovative, reliable and cost-effective Voice over Packet (VOP) technology, Voice Network products, and applications to OEMs, Network Equipment Providers, Service Providers and System Integrators worldwide. AudioCodes provides a diverse range of flexible, comprehensive media gateway and media processing technologies (based on VoIPerfect(TM) – AudioCodes’ underlying, best-of-breed, core media gateway architecture) and Session Border Controllers (SBCs). The company is a market leader in product development, focused on VoIP Media Gateway, Media Server and SBC technologies and network products. AudioCodes has deployed tens of millions of media gateway and media server channels globally over the past few years and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. The Company is a VoIP technology leader focused on quality, having recently received a number one ranking from ETSI for outstanding voice quality in its media gateways and media servers. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, enhanced voice services and video markets. AudioCodes enabling technology products include VoIP and CTI communication blades, VoIP media gateway processors and modules, and CPE devices. AudioCodes’ headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. Other AudioCodes’ offices are located in Europe, the Far East, and Latin America. For further information on AudioCodes, visit www.audiocodes.com.

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia, OSN, Open Solutions Network, What’s Inside Matters, Your Gateway To VoIP, 3GX and Nuera, Netrake, InTouch, CTI² and CTI Squared are trademarks or registered trademarks of AudioCodes Limited.  All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2007	December 31, 2006
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$57,829	$25,171
Short-term bank deposits and structured notes	3,700	28,658
Short-term marketable securities and accrued interest	28,397	29,422
Trade receivables, net	27,355	30,501
Other receivables and prepaid expenses	4,396	3,309
Inventories	18,031	16,093

Total current assets	139,708	133,154

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	30,678	30,435
Long-term marketable securities	11,959	19,942
Investments in companies	4,370	3,999
Deferred tax assets	3,879	3,742
Severance pay funds	7,391	7,231

Total long-term investments	58,277	65,349

PROPERTY AND EQUIPMENT, NET	7,786	7,847

INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET
	20,713	21,853

GOODWILL	108,853	108,853

Total assets	$335,337	$337,056

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$8,965	$7,522
Other payables and accrued expenses	22,280	28,139

Total current liabilities	31,245	35,661

DEFERRED TAX LIABILITIES	7,413	7,780

ACCRUED SEVERANCE PAY	8,323	7,915

SENIOR CONVERTIBLE NOTES	121,060	121,015

Total shareholders' equity	167,296	164,685

Total liabilities and shareholders' equity	$335,337	$337,056

AUDIOCODES LTD. AND ITS SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2007	2006
	(Unaudited)

Revenues	$36,543	$31,334

Cost of revenues	15,975	12,693

Gross profit	20,568	18,641

Operating expenses:
Research and development, net	10,036	7,289
Selling and marketing	10,840	8,075
General and administrative	2,555	1,810

Total operating expenses	23,431	17,174

Operating income (loss)	(2,863)	1,467
Financial income, net	504	1,109
Equity in losses of affiliated companies	329	173

Income (loss) before taxes on income	(2,688)	2,403
Taxes on income, net	312	126

Net income (loss)	$(2,376)	$2,277

Basic net earnings (loss) per share	$(0.06)	$0.06

Diluted net earnings (loss) per share	$(0.06)	$0.05

Weighted average number of shares used in computing basic net earnings per
share (in thousands)	42,313	41,049

Weighted average number of shares used in computing diluted net earnings per
share (in thousands)	42,313	43,938

AUDIOCODES LTD. AND ITS SUBSIDIARIES NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2007	2006
	(Unaudited)

Revenues	$36,543	$31,334

Cost of revenues *) **)	15,146	12,559

Gross profit	21,397	18,775

Operating expenses:
Research and development, net *)	9,201	6,581
Selling and marketing *) **)	9,599	7,222
General and administrative *)	2,210	1,454

Total operating expenses	21,010	15,257

Operating income	387	3,518
Financial income, net	504	1,109
Equity in losses of affiliated companies	329	173

Income before taxes on income	562	4,454
Taxes on income, net	56	126

Non-GAAP net income	$506	$4,328

Non-GAAP diluted net earnings per share	$0.01	$0.10

Weighted average number of shares used in computing non-GAAP
diluted net earnings per share (in thousands)	43,847	50,619

*)     Excluding stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAR 123R as of January 1, 2006. The Company recorded non-cash stock-based compensation expense of $2.3 million in the first quarter of 2007, compared to $2.1 million in the first quarter of 2006.

**)     Excluding amortization of intangible assets related to the acquisition of Nuera and Netrake during the first quarter of 2007. Amortization expenses included in cost of revenues and selling and marketing expenses were $659 thousands and $261 thousands respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,
	2007	2006
	(Unaudited)

Cash flows from operating activities:
Net income (loss)	$(2,376)	$2,277
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	2,074	862
Net loss from sale of marketable securities	-	15
Amortization of marketable securities premiums and accretion
of discounts, net	36	60
Equity in losses of affiliated companies	329	173
Increase in accrued severance pay, net	248	129
Stock-based compensation expenses	2,330	2,051
Amortization of senior convertible notes discount and deferred
charges	50	49
Decrease (increase) in accrued interest on marketable
securities, bank deposits and structured notes	(113)	13
Increase in deferred tax assets	(137)	(303)
Decrease in trade receivables, net	3,146	71
Increase in other receivables and prepaid expenses	(905)	(349)
Increase in inventories	(1,938)	(1,458)
Increase (decrease) in trade payables	1,443	(1,677)
Increase (decrease) in other payables and accrued expenses	(5,859)	629
Decrease in deferred tax liabilities	(367)	-
Other	(8)	-

Net cash provided by (used in) operating activities	(2,047)	2,542

Cash flows from investing activities:
Investment in short-term bank deposits	18,000	-
Proceeds from sale and maturity of marketable
securities	8,800	979
Proceeds from bank deposits	7,000	17,209
Investments in companies	(700)	(1,136)
Proceeds from sale of property and equipment	8	-
Purchase of property and equipment	(878)	(454)

Net cash provided by investing activities	32,230	16,598

AUDIOCODES LTD. AND ITS SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Three months ended March 31,
	2007	2006
	(Unaudited)

Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of options and
employee stock purchase plan	2,475	6,315

Net cash provided by financing activities	2,475	6,315

Increase in cash and cash equivalents	32,658	25,455
Cash and cash equivalents at the beginning of the period	25,171	70,957

Cash and cash equivalents at the end of the period	$57,829	$96,412